SEC File Number: 000-55233

CUSIP Number: 45250D202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One):

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: July 31, 2023

☐    Transition  Report on Form  10-K

☐    Transition  Report  on Form  20-F

☐    Transition  Report on Form 11-K

☐    Transition  Report  on  Form  10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

My City Builders, Inc.
Full Name of Registrant

iMine Corporation
Former Name if Applicable

100 Biscayne Blvd., #1611
Address of Principal Executive Office (Street and Number)

Miami, FL 33132
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K, Form N- SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

My City Builders, Inc. (“My City Builders” or “Registrant”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ending July 31, 2023, within the prescribed time period without unreasonable effort or expense. Our independent public accounting firm has indicated to My City Builders that it will be unable to meet the filing deadline for our Form 10-K filing for the fiscal year ending July 31, 2023 and has requested that the company make this Form 12b-25 notice of late filing.

We currently anticipate that the Form 10-K for the fiscal year ended July 31, 2023, will be filed as soon as practicable and no later than the 15th calendar day following the prescribed due date.

Part IV - Other Information

(1) Name and telephone number of the person to contract in regard to this notification.

Yolanda Goodell	(925)	895-1332
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes    ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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My City Builders, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 31, 2023	By:	/s/ Yolanda Goodell
Yolanda Goodell, Vice President, Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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